Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-170742) and related Prospectus of Southwest Airlines Co. for the registration of approximately 58 million shares of its common stock and the Proxy Statement of AirTran Holdings, Inc. included in such Registration Statement and to the incorporation by reference therein of our reports dated January 29, 2010, with respect to the consolidated financial statements of Southwest Airlines Co., and the effectiveness of internal control over financial reporting of Southwest Airlines Co., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, TX

January 31, 2011